SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 150-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
August 2015

Commission File Number 001-36258

Crescent Point Energy Corp.
(Name of Registrant)

Suite 2000, 585-8th Avenue S.W.
Calgary, Alberta, T2P 1G1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibits 99.1 and 99.2 to this report on Form 6-K shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registration Statements under the Securities Act of 1933 on Form F-3D (File No. 333-205592) and Form F-10 (File No. 333-205591) of the Registrant and to be part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

The Registrant is furnishing this Form 6-K/A in order to refurnish and replace the Form 6-K of the Registrant furnished to the Securities and Exchange Commission on August 13, 2015 to make a revision to correct the statement regarding incorporation by reference into the Registrant’s Registration Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crescent Point Energy Corp.
(Registrant)

By: /s/ Greg Tisdale
Name: Greg Tisdale
Title: Chief Financial Officer
Date: August 13, 2015

EXHIBITS

Exhibit 99.1*	Interim Consolidated Financial Statements (unaudited) for the period ended June 30, 2015.
Exhibit 99.2*	Management's Discussion and Analysis for the period ended June 30, 2015.
Exhibit 99.3*	Certification of Interim Filings (Form 52-109F2) - Chief Executive Officer.
Exhibit 99.4*	Certification of Interim Filings (Form 52-109F2) - Chief Financial Officer.

* Previously filed.